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UNI
SECURITIES AND
Washing...

10028549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2010
DIVISION OF MARKET REGULATION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36392

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MLP Trading Co LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Fifth Avenue, 8th Floor
(No. and Street)

New York	NY	10103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert A. Williams — (212) 841-4125
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert A. Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MLP Trading Co LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VANESSA SORO
Notary Public - State of New York
No. 01SO6155464
Qualified in New York County
My Commission Expires Nov. 13, 2010

[signature]
Signature

Chief Financial Officer
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MLP Trading Co LLC

Statement of Financial Condition

December 31, 2009

Contents

Report of Independent Registered Public Accounting Firm....................1
Statement of Financial Condition....................2
Notes to Statement of Financial Condition....................3

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Member of MLP Trading Co LLC

We have audited the accompanying statement of financial condition of MLP Trading Co LLC (the "Company") as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of MLP Trading Co LLC at December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 22, 2010

MLP Trading Co LLC

Statement of Financial Condition

December 31, 2009

Assets		
Receivable from clearing organization	$	1,685,821
Non-marketable securities		20,000
Total assets	$	1,705,821
Liabilities and member's capital		
Other liabilities	$	150
Total liabilities		150
Member's capital		1,705,671
Total Liabilities and member's capital	$	1,705,821

See accompanying notes to the statement of financial condition.

MLP Trading Co LLC

Notes to Statement of Financial Condition

December 31, 2009

1. Organization

MLP Trading Co LLC (the "Company"), a New York limited liability company, is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange ("NYSE") and NYSE Amex Equities LLC (formerly NYSE Alternext US LLC). The Company engages in proprietary securities transactions and cleared all trades on a fully disclosed basis through its clearing organization. However, the Company had no trading activity for the year ending December 31, 2009.

The Company is wholly owned by Grandview LLC (the "Parent"), a Delaware limited liability company. The Parent is consolidated by Millennium USA LP, a limited partner of Millennium Partners, L.P.

2. Significant Accounting Policies

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Non-marketable securities represent preferred shares owned by the Company through a joint back office arrangement with its clearing organization and are recorded at cost, which approximates fair value. As an owner of the preferred shares, the Company receives an exemption from Regulation T and is required to keep a deposit with its clearing organization. The deposit is included in receivable from clearing organization as of December 31, 2009.

The fair value of the Company's assets and liabilities, which qualify as financial instruments approximates the carrying amounts presented in the statement of financial condition.

In July 2009, the Financial Accounting Standard Board ("FASB") launched the FASB Accounting Standards Codification ("ASC") as the single authoritative source of GAAP. While the ASC did not change the underlying principles of GAAP, it introduced a new structure to the accounting literature and changed references to accounting standards and other authoritative accounting guidance. The ASC was effective for the Company for the year ending December 31, 2009, and did not have an effect on the firm's financial condition.

3. Receivable from Clearing Organization

Receivable from clearing organization represents cash deposited with the Company's clearing organization.

4. Related Party Transactions

Certain affiliates provide accounting services and incur other administrative expenses on the Company's behalf without charge.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule") which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company has elected to compute its net capital under the alternative method permitted by the Rule which requires, among other things, that the Company maintain minimum net capital, as defined, of $250,000. At December 31, 2009, the Company had net capital of $1,685,671 which exceeded its requirements by $1,435,671.

Certain advances, payments and other equity withdrawals are restricted by the provisions of the Rules of the Securities and Exchange Commission.

Under an arrangement with the clearing organization, the Company is required to maintain certain minimum levels of capital and comply with other financial ratio requirements. At December 31, 2009, the Company was in compliance with all such requirements.

6. Income Taxes

The Company is organized as a limited liability company and is owned by a single member. As such, it is an entity that is disregarded for income tax purposes and, therefore, not subject to federal, state or local income taxes. Its sole member, however, must reflect all taxable income of the Company on its own income tax returns.

Effective January 1, 2009, the Company adopted certain amended provisions within ASC Topic 740, Income Taxes (ASC 740) which provide authoritative guidance related to the evaluation of uncertain tax positions (formerly known as FASB Interpretation No.48). ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being

6. Income Taxes (continued)

sustained by the applicable tax authority. Tax positions not deemed to meet a "more likely than not" threshold would be recorded as a tax expense in the current year. The Company has evaluated its tax positions and has concluded that there are no significant tax positions requiring recognition, measurement or disclosure in the statement of financial condition.

7. Commitments

The Company clears its securities transactions through a major financial services firm.

8. Subsequent Events

Subsequent events were evaluated through February 22, 2010, which is the date the Company's statement of financial condition was available for issuance. There are no subsequent events that require disclosure under ASC 855.

Ernst & Young LLP

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www.ey.com

STATEMENT OF FINANCIAL CONDITION

MLP Trading Co LLC
December 31, 2009
With Report of Independent Registered Public
Accounting Firm

Ernst & Young LLP

ERNST & YOUNG